Number 82-34660

05011806

xstrata

SUPPL



**Xstrata release: Purchase of Shares by Batiss Investments**

1 July, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 30 June, 2005 Batiss purchased 600,000 ordinary shares of USD 0.50 each in Xstrata at 1079.22 pence per share.

The purchase represents approximately 0.09 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 16,975,976 shares, representing 2.68 per cent. of Xstrata's issued ordinary share capital.

Ends



dlw 10/19

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

4 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 1 July, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1086.430 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 17,725,976 shares, representing 2.80 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

5 July, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 4 July, 2005 Batiss purchased 150,000 ordinary shares of USD 0.50 each in Xstrata at 1096.15 pence per share.

The purchase represents approximately 0.02 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 17,875,976 shares, representing 2.83 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

6 July, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 5 July, 2005 Batiss purchased 350,000 ordinary shares of USD 0.50 each in Xstrata at 1106.8 pence per share.

The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 18,225,976 shares, representing 2.88 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

8 July, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 7 July, 2005 Batiss purchased 675,000 ordinary shares of USD 0.50 each in Xstrata at 1099.0131 pence per share.

The purchase represents approximately 0.11 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 18,900,976 shares, representing 2.99 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

11 July, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 8 July, 2005 Batiss purchased 200,000 ordinary shares of USD 0.50 each in Xstrata at 1119.5117 pence per share.

The purchase represents approximately 0.03 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 19,100,976 shares, representing 3.02 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

13 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 12 July, 2005 Batiss purchased 400,000 ordinary shares of USD 0.50 each in Xstrata at 1121.892 pence per share.

The purchase represents approximately 0.06 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 19,500,976 shares, representing 3.08 per cent. of Xstrata's issued ordinary share capital.

Ends

**Xstrata release: Purchase of Shares by Batiss Investments**

15 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 14 July, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1148.557 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 19,750,976 shares, representing 3.12 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

18 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 15 July, 2005 Batiss purchased 925,000 ordinary shares of USD 0.50 each in Xstrata at 1137.660 pence per share.

The purchase represents approximately 0.15 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 20,675,976 shares, representing 3.27 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

19 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 18 July, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1129.377 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 21,425,976 shares, representing 3.39 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

20 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 19 July, 2005 Batiss purchased 750,000 ordinary shares of USD 0.50 each in Xstrata at 1118.426 pence per share.

The purchase represents approximately 0.12 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 22,175,976 shares, representing 3.51 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

27 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 26 July, 2005 Batiss purchased 850,000 ordinary shares of USD 0.50 each in Xstrata at 1175.7229 pence per share.

The purchase represents approximately 0.13 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 23,025,976 shares, representing 3.64 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

28 July, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 27 July, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1181.4750 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 23,275,976 shares, representing 3.68 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

2 August, 2005.

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 1 August, 2005 Batiss purchased 150,000 ordinary shares of USD 0.50 each in Xstrata at 1189.7900 pence per share.

The purchase represents approximately 0.02 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 23,425,976 shares, representing 3.70 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata alloys

**NEWS RELEASE**

# STATEMENT RE: INDUSTRIAL ACTION AT RUSTENBURG AND WONDERKOP OPERATIONS

Rustenburg, 3 August 2005

In recent days there have been a number of factual inaccuracies reported in the media and elsewhere about the offer Xstrata has made to employees in respect of wages and other benefits. The wage offers made to employees have been accepted at all Xstrata Alloys sites with the exception of some NUMSA members at Wonderkop and Rustenburg.

- The final offer made to the NUMSA remains the same as the offer made to all other employees at Rustenburg and Wonderkop. This offer has already been accepted by non-union members, other union members and a number of NUMSA members at these operations.
- This offer has not been withdrawn and remains open for the Union to accept at any time. If the offer is accepted by the Union, the implementation date will be the date on which we receive the Union's written acceptance.
- At the start of the week Xstrata Alloys met with the Union and offered to maintain medical, insurance and provident fund benefits for all employees participating in the industrial action, notwithstanding the 'no work, no pay' principle being applied to other forms of remuneration. We are awaiting the Union's response.

Peet Nienaber, Xstrata Alloys Chief Executive said:
"Unfortunately, there have been a number of distressing incidents connected with the industrial action at Wonderkop and Rustenburg over the past few days, where employees who have reported for work have been attacked. We have appealed to all employees and to any other parties participating in the strike to act responsibly, lawfully and safely. It is our priority to ensure the safety of all our employees, whether at work or participating in the strike, and we will therefore continue to work closely with the relevant authorities and the South African Police Services to ensure that employees are protected.

"Xstrata also remains committed to working with the Union through peaceful negotiations to reach an acceptable solution to the current situation. We hope that all employees will consider and accept our offer, which is more generous than other recent settlements in South Africa and which includes full medical cover, full insurance and full provident fund benefits."

---

**Contacts**


| | | | |
|---|---|---|---|
| Claire Bithell | | Etienne du Preez | |
| Telephone | +44 20 7968 2871 | Telephone | +27 14 590 2356 |
| Mobile | +44 7785 278294 | Mobile | +27 14 590 2326 |
| Email | cbithell@xstrata.com | Email | edupreez@xstrata.co.za |

NEWS RELEASE

# McARTHUR RIVER MINE TO MOVE TO OPEN CUT

Darwin, 3 August 2005

Xstrata Zinc announces its intention to convert the McArthur River zinc-lead mine ("MRM") in the Northern Territory from an underground to an open cut operation to enable production to continue at the mine. The switch of mining methods entails an investment of AUD66 million.

Xstrata Zinc Chief Executive Santiago Zaldumbide said: "The McArthur River ore body remains one of the largest known deposits of zinc and lead in the world and there is continuing strong demand for these commodities. Going forward underground mining is no longer viable at MRM and the development of an open-cut operation is the only way to access MRM's significant ore reserves and to secure the future of the operation. The open-pit conversion will increase annual ore throughput from 1.6 to 1.8 million tonnes to maintain current levels of concentrate production and to extend the life of mine by at least 25 years.

"Importantly, Xstrata Zinc retains the option to develop MRM as a source of zinc feed for a future zinc refinery using the Group's Albion process technology, which would significantly improve the profitability of MRM's mining operations. Given the power requirements associated with zinc refineries, the MRM site has been ruled out as a possible location for an Albion plant and Xstrata continues to assess other sites."

The development of an open pit mine within the mining lease requires government approval. As part of this process, Xstrata has prepared a full Environmental Impact Statement that will shortly be lodged with the Northern Territory Government and available for public review. Subject to government approval, the open pit development would be completed over a period of two years, with underground operations scheduled to cease in the fourth quarter of 2005. MRM's current Mine Management Plan, which has been approved by the Northern Territory Government's Department of Business, Industry and Resource Development, includes approval for a test pit on site that will contribute ore for sampling and for processing as underground operations are curtailed, with an additional 200,000 tonnes of ore sourced from existing stockpiles.

The open cut development marks a considerable change from previous plans by the former MIM Holdings to expand the mine significantly, which entailed the construction of a zinc refinery and coal-fired power station on site and the damming of the Glyde River. The development of open pit mining within the existing mine lease will necessitate the rechannelling of a 5.5 kilometre section of the McArthur River and around 2.5 kilometres of Barney and Surprise Creek around the open pit, but entails no additional infrastructure construction. The rechannelling will be undertaken as a detailed environmental project over a two year period to encourage revegetation and minimise the loss of biodiversity, and to avoid any impact on downstream fishing activities.

The change in mining method from specialised underground mining to open-cut will ensure that approximately 270 jobs are retained at the mine. Open cut operations require fewer specialist skilled employees than underground operations, and the development will therefore provide greater access to jobs and training for local and indigenous people. Underground mining is highly specialised work and where possible, opportunities for underground staff will be sought at other Xstrata mines in Australia. These employees will also be given the chance to apply for new jobs with the open cut contractor or offered redundancies should they choose.

General Manager of McArthur River Mining Brian Hearne said: "MRM has made considerable progress in the last 18 months in reducing costs and improving the quality and commercial attractiveness of its bulk concentrate product, particularly through the reduction of its silica content. Despite these efforts, the mine in its current form will come to the end of its effective economic life by the end of 2005. The most accessible underground ore has been extracted and the underground mining operations, which comprise over 100 kilometres of underground tunnels, have now become uneconomical. The move to open cut operations will secure the future for the mine, providing continued jobs, training and business opportunities for local people.

"The development of the operation will adhere to the highest health, safety and environmental standards, in line with Xstrata's Group HSEC policy and management standards. We will consult widely with the local community in the Borroloola region, environmental interest groups, business and government representatives and other stakeholders as part of the development process."

The Xstrata Group has invested over AUD8.5 billion in Australia since 2002 and has over AUD1.9 billion of capital expenditure committed at its Australian operations over the next three years.

*ends*

---

**For further information**

http:// www.mcarthurriver.com.au
Project helpline (Australian freephone number): 1800 211 573
Email: mrmprojenq@xstrata.com.au

**Xstrata contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Joanne Pafumi
Rowland Communication
Telephone +61 7 3229 4499
Mobile +61 411 759 683
Email jpafumi@rowlandqld.com.au

**About MRM**

McArthur River Mine (MRM), which is 900 kilometres south-east of Darwin near the Gulf of Carpentaria, opened in 1995 and contributes both directly and indirectly around $350 million annually to the Northern Territory economy. MRM is constituted as a joint venture between Xstrata Zinc (75%) and ANT Minerals (25%), a consortium of leading Japanese companies.

About 350 people work at the mine, which is the main employer in the Borroloola region. MRM provides a training and employment programme that includes pre-vocational training, traineeships, apprenticeships and jobs for local Aboriginal people. MRM also brings benefits to traditional owners and the local community through sponsorships and donations valued at approximately $50,000 per annum.

MRM has a measured and indicated ore resource of greater than 120 million tonnes, equating to over 85 years of production at current levels. In 2004, MRM processed some 1.4 million tonnes of ore on site, producing 120,500 tonnes of zinc in concentrate and 26,200 tonnes of lead in concentrate, which is shipped overseas through Bing Bong Port, 120 kilometres from the mine. The *Aburri* barge at Bing Bong is operated by Carpentaria Shipping Services, a joint venture between P&O and MAWA, representing four Aboriginal groups in the Borroloola region.

As part of the approval process of its current Mine Management Plan by the Northern Territory Government's Department of Business, Industry and Resource Development, MRM had to satisfy the Office of Environment and Heritage that the development will address a range of environmental and social issues associated with the test pit. This will cover an area of six hectares and will reach a depth of 40 metres.

**About Xstrata Zinc**

Xstrata is one of the world's largest producers of zinc concentrates and refined zinc. Over half of all zinc currently consumed is used for galvanizing steel, which is a highly cost-effective and environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in northern Spain, northern Germany, Australia and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter near Bremerhaven in northern Germany; the Mount Isa, George Fisher-Hilton and Black Star zinc-lead mines in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; and the Northfleet lead refinery located in UK.

Xstrata Zinc produced some 312,000 tonnes of zinc in concentrate and 646,000 tonnes of zinc metal in 2004.

ANGLO PLATINUM

xstrata alloys

**JOINT MEDIA RELEASE**

## ANGLO PLATINUM AND XSTRATA ALLOYS FORM MOTOTOLO JV TO DEVELOP NEW PLATINUM GROUP METALS MINE AND CONCENTRATOR

Johannesburg, 3 August 2005

Anglo Platinum and Xstrata Alloys ("Xstrata") have formed the Mototolo Joint Venture (the "Mototolo JV") to develop a platinum group metals (PGM) mine and concentrator on the Eastern Limb of the Bushveld Complex in Mpumalanga, South Africa. The project is expected to produce approximately 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate per annum.

Anglo Platinum and Xstrata will each contribute a similar amount of in-situ PGM reserves and resources from Xstrata's Thorncliffe farm, adjacent to its Thorncliffe chrome mine and Anglo Platinum's bordering farm Richmond, part of its Der Brochen project area, to the venture. The total capital expenditure for the project is estimated at R1.35 billion (USD200 million) to commissioning, of which Xstrata and Anglo Platinum will each contribute R675 million (USD100 million).

The project benefits from a life of mine of approximately 20 years at a planned milling rate of 200,000 tonnes per month and an estimated head grade of 3.74 grammes per tonne.

Xstrata will be responsible for developing and operating the underground mine, contributing its expertise in mechanised room and pillar mining, while Anglo Platinum will construct and manage a 200,000 tonnes per month PGM concentrator.

Anglo Platinum will purchase Xstrata's 50% share of PGM concentrate for further smelting refining and marketing of finished product. Xstrata will construct a beneficiation plant at its own cost to process the UG2 chrome tailings arising from the PGM concentrator and will purchase Anglo Platinum's share of chrome concentrate.

Construction of the mine and concentrator is expected to commence in the third quarter of 2005, with initial production of PGM ounces anticipated in the last quarter of 2006 and full production in the third quarter of 2007.

The Mototolo JV is a pooling and sharing arrangement between Xstrata and Anglo Platinum. Both parties will comply with the requirements of South Africa's Mineral and Petroleum Resources Development Act and Charter.

Ralph Havenstein, CEO of Anglo Platinum said:
"By leveraging off the strengths and experience of both partners, this project will accelerate Eastern Bushveld platinum development and will also create some 1,100 new job opportunities. The formation of the Mototolo joint venture will increase Anglo Platinum's production of platinum group metals in a capital and cost efficient manner."

Peet Nienaber, Xstrata Alloys Chief Executive, said:
"The Mototolo joint venture provides Xstrata with an entry into an attractive commodity, working with an experienced partner. The combination of Xstrata's expertise in developing and managing underground chrome mines, together with Anglo Platinum's processing and downstream capabilities, will enable both partners to realise a low-cost, high return project with a rapid development profile."


**Xstrata Contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Etienne du Preez
Telephone +27 14 590 2357
Mobile +27 82 655 1409
Email edupreez@xstrata.co.za

**Anglo Platinum Contact**

Trevor Raymond
Telephone +27 11 373 6462
Mobile +27 82 654 8467
Email traymond@angloplat.com

xstrata alloys

PMA
PRECIOUS METALS AUSTRALIA LIMITED
A.C.N. 009 131 633

**JOINT NEWS RELEASE**

# SALE OF WINDIMURRA TENEMENTS FINALISED

Perth, 9 August 2005

Further to the joint press release dated 22 April 2005, Xstrata Alloys ("Xstrata") and Precious Metals Australia Limited ("PMA") confirm that the sale by Xstrata of the tenements, remaining assets and Windimurra project information to PMA has been finalised. All relevant Western Australian government departments and authorities have approved the transfer of the tenements, assets & liabilities associated with the Windimurra vanadium project to PMA. As a consequence, Xstrata is now released from all obligations associated with the Windimurra project, all of which have been assumed by PMA.

As part of its obligations, PMA will bear all costs incurred in finalising and implementing the approved Decommissioning and Closure Plan. As indicated previously, to facilitate this Xstrata has paid PMA AUD 10.3 million, representing the estimated total rehabilitation cost required to final closure, less costs incurred on rehabilitation since the 22 April announcement. Xstrata has been released from all performance bonds provided by it in respect of the Windimurra project and replacement bonds have been furnished by PMA.

Commenting on the finalisation of the agreement, Peet Nienaber, Xstrata Alloys Chief Executive, said: "Throughout the closure process, our overriding concern has been the full rehabilitation of the Windimurra site. With the endorsement of the various governmental departments, Xstrata has now been released from its obligations and this responsibility has been transferred to PMA. By providing the entire funding that we had set aside for rehabilitation, Xstrata has helped to ensure a responsible hand-over of the Project to PMA."

Roderick Smith, Chief Executive of Precious Metals Australia, said: "The finalisation of the agreement with Xstrata marks the end of a long struggle and the beginning of an exciting period for PMA. The Windimurra project began with PMA and today's announcement means the project is once again 100% owned by PMA. In addition to assuming full responsibility for the obligations of the Windimurra project, including its eventual closure and rehabilitation, PMA shareholders now hold 100% of the potential and upside that I believe is inherent in this asset. PMA will now take time to assess more fully the various options available in respect of this important vanadium resource and we will keep shareholders informed of developments."

*ends*

---


**PMA Contactss**

The Earl of Warwick (Guy Warwick)
Chairman, PMA
Mobile +61 418 940 713
Email earl@warwick.hm

**Xstrata Contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Roderick Smith
Executive Director, PMA
Mobile +61 418 959 789
Email roderick.smith@pmal.com.au

Etienne du Preez
Telephone +27 14 590 2356
Mobile +27 14 590 2326
Email edupreez@xstrata.co.za

xstrata copper

**NEWS RELEASE**

# MINERA ALUMBRERA CONCENTRATOR EXPANSION AND FURTHER EXTENSION OF ORE RESERVES

Zug, 10 August 2005

Xstrata Copper today announced a USD15.5 million expansion of the concentrator at the Minera Alumbrera open pit copper-gold mining and processing operation in Argentina and an extension of more than 10% in Ore Reserves at the mine.

The concentrator expansion is expected to increase mill throughputs by 8%, from 37 million tonnes per annum to 40 million tonnes per annum, with a corresponding increase in concentrate production levels. The expansion, which is scheduled for commissioning in December 2006, will further improve mill productivities and fully utilise the downstream capacity of the pipeline and filter plant.

In addition, Xstrata Copper has announced an increase of more than 10% in the Alumbrera Ore Reserves. An on-going ore delineation drilling programme, undertaken both within the existing ore envelope and for extensions at depth, plus improvements in the ultimate pit slopes design, have confirmed 40 million tonnes of additional Ore Reserves at Alumbrera. This equates to an additional 170,000 tonnes of contained copper and 0.5 million ounces of gold over the life of the mine and follows the confirmation of an additional 80 million tonnes of Ore Reserves at Alumbrera announced in June 2004. The mine plan has been re-optimised based on a new geological model with additional mineralisation.

Alumbrera management will continue with the in-pit resource definition programme in the second half of 2005 with the objective of adding further Ore Reserves to the Alumbrera business in the coming year.

Charlie Sartain, chief executive of Xstrata Copper, said: "The concentrator expansion and the extension of the Ore Reserves at the highly efficient Alumbrera operation adds further significant value to the business. It represents a considerable achievement by the team at Alumbrera, who have already improved efficiencies and increased revenues through a number of initiatives in recent years, whilst continuously improving the operation's safety performance."

As a consequence of the announced increase in the Ore Reserves, the new statement is:

### Ore Reserves*

| | |
|---|---|
| Proved | 370 Mt @0.47%Cu & 0.52 gpt Au |
| Probable | 24 Mt @0.42%Cu & 0.43 gpt Au |
| Total | 390 Mt @0.47%Cu & 0.51 gpt Au |

## Mineral Resources*

Inclusive of those Mineral Resources modified to produce the Ore Reserves

| | |
|---|---|
| Measured | 390 Mt @0.47%Cu & 0.51 gpt Au |
| Indicated | 28 Mt @0.42%Cu & 0.43 gpt Au |
| Total | 420 Mt @0.47%Cu & 0.50 gpt Au |

*The information in this press release which relates to Mineral Resources and Ore Reserves is based on information compiled by Mr Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy. Mr Rivera is a full-time employee of Minera Alumbrera Limited. Mr Rivera has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr Rivera consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears.

*ends*

**Xstrata contacts**

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com

Julian Rooney
Telephone +5411 4316 8321
Mobile +5411 4415 1285
Email jpr@alumbrera.com.ar

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

## Notes to editors

Xstrata Copper has a 50% interest and management rights over the development and operating company Minera Alumbrera Limited. Goldcorp Inc. (37.5%) and Northern Orion Resources Inc (12.5%) own the remaining 50%.

The Minera Alumbrera operations consist of an open pit copper-gold mine and processing facility, concentrate slurry pipeline, powerline, filter plant and rail loading facility, and port and handling facilities.

In 2004 Alumbrera processed 35.3mt of ore, producing176kt copper in concentrate, 583koz gold in concentrate and 50koz gold in dore.

Alumbrera's plant capacity was increased by 7% in 2004. This followed an original low capital cost expansion that was commissioned in April 2003, expanding processing capacity by 30%.

Alumbrera's business in Argentina has a comprehensive Corporate Social Involvement (CSI) Program which directly contributes USD2 million per year to community programs.

xstrata

**Xstrata Interim Results 2005**

Zug, 10 August 2005

Xstrata plc today announces interim results for the six months ended 30 June 2005.

**Key Financial Results**

| $m | Six months to 30.06.05 | Six months to 30.06.04† | % Change |
|---|---|---|---|
| Revenue | **3,765.7** | 2,936.4 | 28 |
| EBITDA (operating)* | **1,358.0** | 903.7 | 50 |
| Operating profit** | **1,079.0** | 619.0 | 74 |
| EBIT | **1,063.9** | 616.0 | 73 |
| **Attributable profit** (operating)*** | **763.8** | 425.2 | 80 |
| **Attributable profit** | **797.1** | 461.3 | 73 |
| **Earnings per share** (operating) ‡ | **$1.23** | $0.68 | 81 |
| Earnings per share | **$1.28** | $0.74 | 73 |
| Cash generated from operations | **1,136.7** | 796.6 | 44 |
| Net debt to equity % | **18.6%** | 29.5% | 37 |
| Net assets | **7,255.0** | 6,044.3 | 20 |
| Net assets per share | **$11.86** | $9.63 | 23 |
| Dividends declared and paid per share | **16.0US¢** | 13.3 US¢ | 20 |
| Dividends proposed | **9.0US¢** | 8.0 US¢ | 13 |

* Previously disclosed as EBITDA (pre-exceptionals) in UK GAAP Interim and Annual Reports

** Previously disclosed as EBIT (pre-exceptionals) in UK GAAP Interim and Annual Reports

*** Previously disclosed as Attributable profit (pre-exceptionals) in UK GAAP Interim and Annual Reports

‡ Previously disclosed as Earnings per share (pre-exceptionals) in UK GAAP Interim and Annual Reports

† As restated for the effect of the transition to International Financial Reporting Standards (IFRS) with the exception of IAS 32 and IAS 39 whereby Financial instruments and hedges have continued to be accounted for under UK GAAP prior to 1 January 2005 (refer to notes 4, 5 and 7 in the financial statements)

## Highlights

- Attributable profit (operating) up by 80% to $763.8 million, boosted by higher prices for all of Xstrata's commodities
- Operating cost base reduced by $5 million despite significant cost pressures particularly in energy costs, freight, fuel and reductants
- Free cash flow of $700 million, despite a 53% increase in sustaining capital expenditure, with net debt reduced to 18.6% (net debt to equity)
- $228 million returned to shareholders in the first half through the equity capital management programme. which has continued into the second half
- Major internal growth projects in coal and ferrochrome on schedule and on budget with increased optionality for future growth from the portfolio
- Demand remains strong across all major commodities; for bulk traded commodities robust prices are extending well into 2006

Commenting on the results, Xstrata Chief Executive Mick Davis said:

"Following on from the marked increases in profitability experienced in the first half of 2004 and an exceptional full year result, Xstrata's businesses again achieved strong growth in revenues and, in particular, in profits. The capacity of our businesses to continue to strip out operating costs in real terms, even in this environment of rampant cost inflation across our industry, is distinctive and continues to deliver real value to shareholders. Efficiency programmes across the Group reduced unit costs in real terms by over $5 million, an impressive achievement against the backdrop of a $46 million increase, over and above inflation, in the cost of fuel, freight and consumables alone.

"As we move into the second half of the year, demand remains strong across all our major commodities and in our bulk traded commodities this price strength is already extending well into 2006. In the current period, Xstrata will benefit from the stronger prices we have already secured in our coal business, the negative movement of key local currencies against the US dollar, the production increases in our coal business from the Rolleston project and in copper from Mount Isa, and the significant growth and efficiency gains being delivered in our Australian zinc business. In addition, we remain alert to acquisition opportunities that may have a profound positive impact on our scale, diversity and rating in the investment market.

"As a consequence, we expect 2005 to be a very good year. Xstrata remains well positioned to develop our existing options and to capture additional optionality, both of which I have no doubt will create further value into 2006 and beyond."

## Contacts

Claire Bithell
Telephone: +44 20 7968 2871
Mobile: +44 7785 964340
Email: cbithell@xstrata.com

Brigitte Mattenberger
Telephone: +41 41 726 6071
Mobile: +41 793 811 823
Email: bmattenberger@xstrata.com

Michael Oke
Aura Financial
Telephone: +44 20 7321 0033
Mobile: +44 7834 368299
Email: michael@aura-financial.com

*ends*

xstrata

Zug,12 August 2005

Xstrata plc ("Xstrata") announces that it was notified by AXA Investment Managers UK Limited (AXA") yesterday that AXA has a beneficial interest in 695,700 shares and a non-beneficial interest in 63,391,538 shares or 0.11% and 10.02% respectively of the issued share capital of Xstrata.

As a consequence, the current total shareholding in Xstrata of AXA is 64,087,238 ordinary shares of US$0.50 each, representing 10.13% of Xstrata's ordinary issued share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

12 August, 2005

Xstrata plc ("Xstrata") announces that it has been advised by Batiss Investments Limited ("Batiss") that on 11 August, 2005 Batiss purchased 100,000 ordinary shares of USD 0.50 each in Xstrata at 1253.64 pence per share.

The purchase represents approximately 0.02 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 23,525,976 shares, representing 3.72 per cent. of Xstrata's issued ordinary share capital.

Ends

**NEWS RELEASE**

# ACQUISITION OF 19.9% STAKE IN FALCONBRIDGE FOR C$2 BILLION

Zug, 15 August 2005

Xstrata plc ("Xstrata") announces that it has purchased from Brascan Corporation ("Brascan") 73,115,756 common shares representing approximately 19.9% of the common shares of Falconbridge Limited ("Falconbridge") for a total cash consideration of C$2,047,241,168 (US$1.7 billion), or C$28 per share. If within nine months of this acquisition Xstrata or any of its affiliates makes an offer or announces its intention to acquire a majority or more of the common shares of Falconbridge at a price per share in excess of C$28, Xstrata will pay Brascan such excess for the common shares Xstrata has acquired from Brascan.

The acquisition provides Xstrata with a meaningful stake in a major diversified mining company, with exposure to world class integrated businesses in copper and nickel - an attractive new addition to Xstrata's commodity portfolio. In addition, Xstrata will benefit from Falconbridge's zinc and aluminium businesses, and from increased geographic, commodity and currency diversification.

The acquisition does not oblige Xstrata to make any offer to the other shareholders of Falconbridge. Xstrata continues to review other growth options not associated with Falconbridge, and the possibility of any future offer to the other Falconbridge shareholders will be assessed in the light of these opportunities, the prevailing market environment and other factors.

US$375 million of the consideration will be settled by means of a guaranteed convertible debenture issued at 100% of its principal amount. The Debenture has a term of 12 years and a coupon of 4%. Subject to its terms, it will be convertible into approximately 12.1 million new ordinary shares in Xstrata representing approximately 1.9% of Xstrata's current issued ordinary share capital. The initial conversion price will be £17.1315, a premium of 35% to the closing price of Xstrata's ordinary shares on 11 August 2005. The Debenture will be callable at par plus accrued interest at the sole discretion of Xstrata at any time after 14 August 2010.

Mick Davis, Xstrata Chief Executive, said: "At a time of increasing competition for quality assets, the acquisition of this strategic stake has allowed Xstrata to capture one of the most significant options available in the mining industry, on terms that deliver immediate accretion in earnings. We are particularly pleased that Brascan has requested that part of the settlement be made through a convertible debenture, thereby retaining an exposure to the mining sector for Brascan through Xstrata.

"Our interest in this suite of assets led to Xstrata undertaking due diligence on Noranda and Falconbridge last year. The positive interaction with Falconbridge management at that time, the subsequent amalgamation of the two companies and the improvements in operating performance across the new entity have reaffirmed our belief in the potential strength of a

combination of Xstrata and Falconbridge. However, it is wrong to assume that today's acquisition will lead necessarily to an offer for the remaining common shares of Falconbridge. Xstrata is looking at a number of opportunities that have potential to deliver significant growth and benefit to the Company, and we will take what time we need to assess and prioritise these in order to deliver maximum value to our shareholders."

The acquisition, which will be earnings accretive from day one, does not require approval of Xstrata's shareholders and is being funded in its entirety through Xstrata's existing resources, a new debt facility and the debenture. The acquisition has been made by private agreement through a wholly-owned Canadian subsidiary within the Xstrata Group. Xstrata does not own any other shares in Falconbridge.

In 2004, on a pro forma basis Falconbridge reported net income of US$686 million after exceptional items on gross assets of US$11.9 billion. Xstrata's acquisition of 19.9% of the issued share capital of Falconbridge gives it a proportional interest in the assets and earnings of Falconbridge, and will be equity accounted under IFRS. Falconbridge is listed on the Toronto and New York stock exchanges.

*ends*

---

A conference call will be held at 09:30am (London time) on Monday 15 August for the investment market. Dial in details as follows:

| | |
|---|---|
| UK | Toll free number 0800 279 3956 |
| Switzerland | Toll free number 00800 2467 8700 |
| Rest of world | +41 91 610 5600 |

A recording of the conference call will be available around one hour after its conclusion, accessible from the following telephone numbers:

| | |
|---|---|
| Europe/Rest of world | 41 91 612 4330 |
| USA & Canada | +1 (1)866 416 2558 (toll free) |
| UK | +44 (0)20 7108 6233 |

ID number for all callers: 228 followed by #

A transcript and audio file of the call will also be available from www.xstrata.com

**Xstrata contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0000
Mobile +44 7834 368 299

**Brascan contact**

Katherine C Vyse
Telephone Tel: +1 416-369-8246
Email kvyse@brascancorp.com

## Notes to Editors

### About Xstrata (www.xstrata.com)

Xstrata is a major global diversified mining group, listed on the London and Swiss stock exchanges. The Group is headquartered in Zug, Switzerland and has approximately 24,000 employees world-wide,

including contractors. Xstrata plc has grown rapidly since its initial public offering on the London Stock Exchange in March 2002 and today has a market capitalisation in excess of US$14 billion.

Xstrata maintains a meaningful position in six major international commodity markets: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, with additional exposures to gold, lead and silver. The Group's operations and projects span four continents and seven countries: Australia, South Africa, Spain, Germany, Argentina, Peru and the UK.

**About Brascan**
**(www.brascancorp.com)**

Brascan Corporation is a global specialist asset manager. Focused on property, power and infrastructure assets, the Company has approximately US$40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges.

**About Falconbridge**
**(www.Falconbridge.com)**

Falconbridge is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. It is also one of the world's largest recyclers and processors of metal-bearing materials. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. The Company employs 16,000 people at operations and offices in 18 countries and is listed on The New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV).

**Falconbridge Producer Ranking in World**

| | |
|---|---|
| Copper | 8th |
| Nickel | 3rd |
| Zinc | 3rd |
| Aluminum | 10% of U.S consumption |

**Pro Forma 2004 Financials**

| | |
|---|---|
| Sales | $7.0 billion |
| Cash flow from operations | $1.9 billion |
| Net income | $706 million |
| Assets | $11.9 billion |

**Breakdown of Revenue by Metal**

| | |
|---|---|
| Copper | 52% |
| Nickel | 26% |
| Aluminium | 14% |
| Zinc | 6% |
| Other | 2% |

xstrata

**INDUSTRIAL ACTION SETTLED AT RUSTENBURG AND WONDERKOP OPERATIONS**

Rustenburg, 17 August 2005

Xstrata Alloys announces that agreement has been reached with NUMSA on the wage dispute at its Rustenburg and Wonderkop operations.

Xstrata has agreed to restructure elements of the total package to accommodate particular requests from the Union, including a rebalancing between basic remuneration, leave and attendance allowances and provident fund benefits. The final agreement reflects the settlement already agreed at Xstrata's other operations and with non-striking workers.

Peet Nienaber, Xstrata Alloys Chief Executive said:
"We are pleased that the dispute has been resolved and that normal operations can now be resumed at Wonderkop and Rustenburg. The commitment shown by both negotiating teams over the last few days has once again underlined that anything is possible through constructive and peaceful negotiations."

ends

Contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 278294
Email cbithell@xstrata.com

Etienne du Preez
Telephone +27 14 590 2356
Mobile +27 82 655 1409
Email edupreez@xstrata.co.za

xstrata

**Company Announcement: Standard Life Group Disclosable Interest in Xstrata**

Zug, 18 August 2005

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") yesterday that Standard Life has decreased its holdings in Xstrata to 18,927,066 ordinary shares of US$0.50 each, representing 2.99% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 3.14%.

ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

18 August, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 18 August, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1293.6588 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 24,325,976 shares, representing 3.85 per cent. of Xstrata's issued ordinary share capital.

Ends

**Xstrata release: Purchase of Shares by Batiss Investments**

19 August, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 18 August, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1278.2849 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 24,525,976 shares, representing 3.88 per cent. of Xstrata's issued ordinary share capital.

ends

xstrata

**Company Announcement: AXA Disclosable Interests in Xstrata**

Zug, 23 August 2005

Xstrata plc ("Xstrata") announces that it was notified by AXA Investment Managers UK Limited ("AXA") yesterday that AXA has decreased its non-beneficial interest to 62,496,225 shares, representing 9.88% of the issued share capital of Xstrata. AXA's beneficial interest remains at 695,700 shares or 0.11% of the issued share capital of Xstrata.

As a consequence, the current total shareholding in Xstrata of AXA is 63,191,925 ordinary shares of US$0.50 each, representing 9.99% of Xstrata's ordinary issued share capital.

Ends

xstrata

**Xstrata release: Purchase of Shares by Batiss Investments**

25 August, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 24 August, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1317.342 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 25,025,976 shares, representing 3.96 per cent. of Xstrata's issued ordinary share capital.

ends

xstrata



**Xstrata release: Purchase of Shares by Batiss Investments**

26 August, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 25 August, 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1295.995 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 25,525,976 shares, representing 4.04 per cent. of Xstrata's issued ordinary share capital.

ends

xstrata

# PURCHASE OF SHARES IN FALCONBRIDGE



Zug, 30 August 2005

Xstrata plc ("Xstrata") announces that it has agreed to purchase from a non-Canadian investor 370,000 common shares representing approximately 0.1% of the common shares of Falconbridge Limited ("Falconbridge") in a private, off-market transaction ("the transaction").

As a result of the transaction, Xstrata will own 73,485,756 common shares representing approximately 20.01% of the common shares of Falconbridge. To the extent the purchase increases Xstrata's stake in Falconbridge to in excess of 20%, the purchase of such excess amount will be subject to Canadian regulatory approval.

The purchase does not oblige Xstrata to make any offer to the other shareholders of Falconbridge.

*ends*

---

**Xstrata contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

xstrata

## PURCHASE OF SHARES BY BATISS INVESTMENTS

30 August 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 26 August 2005 Batiss purchased 500,000 ordinary shares of USD 0.50 each in Xstrata at 1297.6 pence per share.

The purchase represents approximately 0.08 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 26,025,976 shares, representing 4.11 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

## PURCHASE OF SHARES BY BATISS INVESTMENTS

31 August 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 30 August 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1298.418 pence per share.

The purchase represents approximately 0.04 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 26,275,976 shares, representing 4.15 per cent. of Xstrata's issued share capital.

Ends

xstrata

## PURCHASE OF SHARES BY BATISS INVESTMENTS

1 September 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") yesterday that on 31 August, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1299.620 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 26,525,976 shares, representing 4.19 per cent. of Xstrata's issued ordinary share capital.

Ends

xstrata

# PURCHASE OF SHARES IN FALCONBRIDGE

Zug, 5 September 2005

As a result of the issue of common shares of Falconbridge in late August in order to satisfy the exercise of employee stock options, Xstrata plc believes its holding of 73,485,756 shares now represents approximately 19.99% of Falconbridge's issued shares.

Xstrata announces that it has agreed to purchase from a non-Canadian investor an additional 180,240 common shares representing approximately 0.05% of the common shares of Falconbridge in a private, off-market transaction ("the transaction"). As a result of the transaction, Xstrata will own 73,665,996 common shares representing approximately 20.04% of the common shares of Falconbridge. Completion of this purchase will be subject to Canadian regulatory approval.

As indicated previously Xstrata will equity account for its investment in Falconbridge. The purchase does not oblige Xstrata to make any offer to the other shareholders of Falconbridge.

*ends*

---

**Xstrata contacts**

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

xstrata
technology

# NEWS RELEASE

## XSTRATA TECHNOLOGY'S ISA PROCESS® SELECTED FOR THE PIEDRAS VERDES PROJECT IN MEXICO

Brisbane, 15 September 2005.

Xstrata Technology is pleased to announce that Frontera Copper Corporation has recently selected Xstrata's ISA PROCESS® electrowinning technology for its Piedras Verdes run of mine heap leach / SXEW copper project in the state of Sonora, Mexico. Piedras Verdes is owned and operated by Cobre del Mayo, S.A. de C.V., a wholly owned subsidiary of Frontera Copper. The production capacity of the electrowinning plant will be 70 million pounds per year of LME Grade A quality copper cathode. The plant is currently in the design and procurement phase of development.

The ISA PROCESS® supply includes the ISA Cathode BR®, and technology transfer services, integrated with the Cathode Washing and Stripping Machine to complete the ISA PROCESS® package of core tankhouse design & equipment. The BR cathode was chosen as the lowest resistance cathode on the market designed for low energy consumption and high efficiency throughout a long operating life. The stripping machine will be manufactured by MESCO Inc. of Japan, which has had a long association with the ISA PROCESS since its development in the late 1970s.

ISA PROCESS Manager John Doolan said, "We are very pleased to be working with Frontera Copper on this project. We have worked together to deliver technical design oversight, equipment and commissioning assistance for the tankhouse. We look forward to Piedras Verdes producing the highest quality cathode, as with all ISA PROCESS® plants. The project is scheduled for completion in mid 2006. This rapid development time table is a challenge that the ISA PROCESS® team is ready to meet."

The Piedras Verdes Project becomes the latest user of the proven ISA PROCESS® copper electrowinning system – when operational, it will mean ISA PROCESS® installations total more than 60 worldwide, including world leading electrowinning and electrorefining facilities in over 21 countries. ISA PROCESS® remains the benchmark in the market after 25 years of innovation and development.

*For further information please contact:*


John Doolan
CFO Xstrata Technology and
Manager ISA PROCESS® Technology
E-mail: jdoolan@xstrata.com.au
Phone: +61 7 47818 388
Fax: +61 7 47818 201

Wayne Armstrong
Manager – Sales and Marketing, ISA PROCESS®
E-mail: warmstrong@xstrata.com.au
Phone: +61 7 47818 290
Fax: +61 7 47818 201

Web. www.xstratatech.com




## About ISA PROCESS®

ISA PROCESS® is a proven cathode plate technology, employing "permanent" stainless steel cathode plates together with specialised copper stripping machinery to provide a cost effective system for recovery of high quality cathode copper.

The ISA Cathode BR® to be used in the Piedras Verdes project is the lowest internal resistance cathode plate available on the market.

The use of permanent cathode technology was invented by Mount ISA Mines at Copper Refineries Pty Ltd (CRL) in Townsville, Australia, and has been in operation since 1978. This was a fundamental process change within the copper electrorefining industry and the use of permanent cathode plates became an enabling technology for many small/medium sized electrowinning projects.

ISA PROCESS® is marketed, together with other technologies developed by Mount Isa Mines, by Xstrata Technology.

## About Xstrata Technology

Xstrata Technology is a wholly owned subsidiary of Xstrata plc, a major global diversified mining group, listed on the London and Swiss stock exchanges and headquartered in Switzerland. For futher information about Xstrata plc please see www.xstrata.com.

The Xstrata Technology division develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in its own operations, are marketed for use by third parties. The division also provides metallurgical services to both industry customers and within the Xstrata group.

xstrata

**NEWS RELEASE**

# DISCHARGE OF OPTION OVER XSTRATA SHARES

Zug, 21 September 2005

As part of a package to attract him to take the position of chief executive of Xstrata AG in October 2001, Glencore International AG ("Glencore") awarded Mick Davis an option ("the Option") over shares in Xstrata owned by Glencore, at an exercise price 46% higher than the share price on the day he joined and exercisable after three years (from 19 September 2004). Following the creation of Xstrata plc ("Xstrata"), the merger with Xstrata AG and the Rights Issue associated with the acquisition of MIM, the Option was over 1,334,669 shares in Xstrata, owned by Glencore, at an exercise price of CHF13.60 per share. The Option was disclosed in the Listing Particulars of Xstrata plc, and in all subsequent annual reports.

Xstrata was advised by Mr Davis yesterday that the Option over these Xstrata shares has been discharged in full and he has received from Glencore a consideration equating to the current value of the Option (CHF26.3 million, representing 1.334 million shares at CHF19.70 per share, being the difference between Xstrata's closing price of CHF33.30 per share on Monday 19 September 2005 and the exercise price of CHF13.60 per share). As a consequence, Mr Davis no longer has an option over these 1.334 million Xstrata shares. The finalisation of this arrangement also avoids any requirement for Glencore to sell any Xstrata shares and dilute its current holding.

Mr Davis still owns 146,380 shares in Xstrata, and has rights in 320,777 contingent share awards, 170,959 contingent shares relating to his deferred bonuses and 1,932,247 share options in Xstrata.

*ends*

---

**Notes for Editors:**

On 19 September 2001 Glencore International AG awarded Mick Davis, chief executive of Xstrata plc, an option over 88,500 Xstrata AG shares owned by Glencore, at an exercise price of CHF205.00 per share and exercisable from 19 September 2004. The closing share price of Xstrata AG on the day Mick Davis joined the Company (1 October 2001) was CHF140.00 per share.

Under the terms of Xstrata plc's merger with Xstrata AG in March 2002, each Xstrata AG share was replaced by ten Xstrata plc shares and the option was therefore replaced with an option over 885,000 shares in Xstrata plc, owned by Glencore, at an exercise price of CHF20.50 per share. The option was subsequently amended to reflect the Rights Issue, associated with the acquisition of MIM Holdings Limited in June 2003, to a revised number of 1,334,669 shares in Xstrata at an exercise price of CHF13.60 per share. This option was disclosed in the Listing Particulars of Xstrata plc, issued at the time of its merger with Xstrata AG and listing on the London Stock Exchange, in the Prospectus issued in connection with the Rights Issue referred to above and in all subsequent annual reports.

Based on Xstrata plc's closing price on Monday 19 September, £1 invested in Xstrata AG on 1 October 2001 would now be worth £4.06, the total shareholder return for this period being 306%.

**Xstrata contacts**


| | | | |
|---|---|---|---|
| Marc Gonsalves | | Michael Oke | |
| Telephone | +44 20 7968 2812 | Aura Financial | |
| Mobile | +44 7775 662 348 | Telephone | +44 20 7321 0000 |
| Email | mgonsalves@xstrata.com | Mobile | +44 7834 368 299 |

**XSTRATA ZINC ACQUIRES REMAINING 25% INTEREST IN McARTHUR RIVER JV**

Darwin, 22 September 2005

Xstrata Zinc has agreed to purchase the remaining 25% interest in the McArthur River Joint Venture in the Northern Territory, Australia, from its Joint Venture partner, ANT Minerals Pty Ltd. ANT Minerals is a consortium comprising Nippon Mining & Metals, Mitsui & Co and Marubeni Corporation.

Following the conclusion of the transaction, McArthur River zinc-lead mine will be 100% owned by Xstrata Zinc. The transaction is conditional on approval by the relevant author

ends

**Xstrata contacts**


Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 3480
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

**Xstrata release: Purchase of Shares by Batiss Investments**

26 September, 2005

Xstrata plc ("Xstrata") announces that it was advised by Batiss Investments Limited ("Batiss") on Friday that on 23 September, 2005 Batiss purchased 250,000 ordinary shares of USD 0.50 each in Xstrata at 1411.1279 pence per share.

The purchase represents approximately 0.04 per cent. of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 26,775,976 shares, representing 4.23 per cent. of Xstrata's issued ordinary share capital.

Ends